MATERIAL CHANGE REPORT

51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”)

Suite 501, 543 Granville Street

Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

November 4, 2020

Item 3 News Release

A news release dated November 4, 2020 was disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

On November 4, 2020, the Company announced that it has entered into share purchase agreements with two privately held Utah corporations, Genesis Gold Corporation (“Genesis”) and Geological Services Inc. (“Geological”).

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On November 4, 2020, the Company announced that it has entered into share purchase agreements with Genesis and Geological, whereby a wholly-owned subsidiary of Metalla will acquire 100% of the issued and outstanding shares of Genesis & Geological for an aggregate of $4.125 million in cash and common shares of Metalla (the “Transactions”). Genesis and Geological hold a portfolio of royalties in Nevada and Utah as described below. The aggregate consideration payable by Metalla for the shares of Genesis and Geological will be satisfied by Metalla issuing $3.125 million in common shares based on the ten-day volume-weighted average price of shares traded on the TSX Venture Stock Exchange at a price of approximately C$10.22 (representing an aggregate of 401,875 common shares of Metalla) to be issued as milestone payment on January 4, 2021, and $1.0 million in cash at closing. The transaction is subject to customary closing conditions and exchange approvals and is expected to close in November 2020.

On completion of the Transactions, Metalla will hold the following royalty interests:

Asset	Counterparty	Location	Royalty Terms
3.0% NSR, 1.5% buydown for
Pine Valley	Nevada Gold Mines	Eureka County, Nevada	$1.5M and with $100,000 in annual
advance royalty payments
Big Springs &	Anova Metals (ASX: AWV)	Elko County, Nevada	2.0% NSR (1% NSR on
Golden Dome			encumbered Golden Dome
claims), CAD$80,000 annual
advance royalty payments
Green Springs	Contact Gold (TSXV: C)	Eureka County, Nevada	2.0% NSR royalty (1% NSR royalty
on encumbered claims) on claims
acquired in 2 Mile area of interest
Carlin East	Ridgeline Minerals (TSXV:	Eureka/Elko County,	0.5% NSR, with escalating annual
	RDG)	Nevada	advance royalty payments $30,000
in 2021, $100,000 from 2025+
Caldera	Discovery Harbour Resources	Nye County, Nevada	1.0% NSR, with annual payments
	(TSXV: DHR)		of $62,500 in 2021, $75,000 from

2023+
Jersey Valley	Abacus Mining & Exploration	Pershing County,	2.0% NSR < $1,600 Au, 3.0% NSR
	Corp	Nevada	> $1600 Au, with escalating annual
	(TSXV: AME)		advance royalty payments.
$35,000 in 2021, $50,000 in 2022,
$100,000 in 2023, and $150,000
from 2024+
Island Mountain	Tuvera Exploration	Elko County, Nevada	2.0% NSR (1% NSR on
encumbered claims), with
CAD$20,000 annual advance
royalty payments
Kings Canyon	Pine Cliff Energy (TSX: PNE)	Millard County, Utah	2.0% NSR on unencumbered
ground (1.0% NSR on encumbered
ground), and 2.0% NSR on any
claims staked within 2 miles of the
property boundary and 1.0% NSR
on any claims staked between 2 to
3 miles of the property boundary.
Hot Pot/Kelly	Nevada Exploration/Austin Gold	Humboldt County,	1.5% NSR, 0.75% buydown for
Creek	Corp (TSXV: NGE)	Nevada	$750k and with escalating annual
advance royalty payments $20k in
2021, $50,000 from 2022+
Golden Brew	Highway 50 Gold (TSXV: HWY)	Lander County, Nevada	0.5% NSR Royalty

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

November 5, 2020